

March 13, 2017

Howard Lerman
Chief Executive Officer
Yext, Inc.
1 Madison Avenue, 5th Floor
New York, NY 10010

**Re: Yext, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 27, 2017
CIK No. 0001614178**

Dear Mr. Lerman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   We note your revisions on page 2 in response to prior comment 1. Please revise to explain how you adjusted the revenue per location calculation to account for pricing offerings at lower levels when entering new international markets. Clarify the effect of this adjustment on your estimated addressable market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 53

2.   You state that the number of locations listed in your Knowledge Engine Platform totaled approximately 350,000 as of January 31, 2014 and nearly 1.0 million as of January 31,

2017. Please tell us whether the number of locations as disclosed in the Overview section are the same as the locations managed by your customers as discussed here. If so, explain why the amounts differ for each disclosure or revise. For example, you should disclose the actual number of locations at January 31, 2017 as opposed to referring to nearly one million locations. If these disclosures are intended to provide different metrics, revise to clarify how each of these measures is defined.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Larry W. Sonsini, Esq.
        Wilson Sonsini Goodrich & Rosati, Professional Corporation